20010694

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue, Suite 2550
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Hamilton 512-473-2776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Horrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Capital Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SHELBY ZAWEL
Notary ID #131771554
My Commission Expires
October 24, 2022

Notary Public

Signature

Managing Principal
Title

Timothy Horrigan
Authorized Signatory

FULCRUM CAPITAL MARKETS LLC LIMITED LIABILITY COMPANY SEAL 2007 DELAWARE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Capital Markets LLC

Financial Statements and Supplemental Schedules

December 31, 2019

With Report of Independent Registered Public Accounting Firm

Fulcrum Capital Markets LLC
Index to Financial Statements and Supplemental Schedules
December 31,2019

Page

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on Fulcrum Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fulcrum Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fulcrum Capital Markets LLC's financial statements. The supplemental information is the responsibility of Fulcrum Capital Markets LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Fulcrum Capital Markets LLC's auditor since 2016.

Austin, Texas
February 24, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	100,875
Accounts Receivable		12,000
Prepaid expenses		2,970
Other assets		17,670
Total Assets		133,515
LIABILITIES AND MEMBER'S EQUITY		
Due to parent		18,140
Commissions Payable		10,200
Total Liabilities		28,340
Member's Equity		105,175
Total Liabilities and Member's equity	$	133,515

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES		
Placement Commissions	$	52,295
Retainers		262,500
Total revenue		314,795
EXPENSES		
Related-party employee compensation allocation		63,835
Commission Expenses		267,575
Related-party communications and data processing allocation		26,868
Professional fees		21,390
Related-party leases allocation		12,610
Licenses and registration		9,096
Related-party other expenses allocation		16,090
Total expenses		417,464
NET LOSS	$	(102,669)

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

MEMBER'S EQUITY, DECEMBER 31, 2018	$	140,502
Forgiveness of due to parent and conversion to member's equity		67,342
Net Loss		(102,669)
MEMBER'S EQUITY, DECEMBER 31, 2019	$	105,175

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITES		
Net Loss	$	(102,669)
Changes in operating assets and liabilities		
Prepaid expenses		(198)
Accounts Receivable		(4,500)
Due from related party		21,136
Commissons Payable		3,825
Due to parent		58,841
NET CASH USED FROM OPERATING ACTIVITIES		(23,565)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(23,565)
CASH AND CASH EQUIVALENTS, beginning of year		124,440
CASH AND CASH EQUIVALENTS, end of year	$	100,875
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES		
Forgiveness of due to parent and conversion to member's equity	$	67,342

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a limited liability company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Management Review

The company has evaluated subsequent events through February 24, 2020, the date the financial statements were available to be issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2019, the Company did not have any cash equivalents.

Revenue Recognition

Revenue from contracts with clients includes placement commissions and retainers. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Commissions

The company has an agreement with an independent contractor, where the independent contractor provides certain marketing and consulting services to fund managers on a non-exclusive basis. The company will collect fees on the consulting services the independent contractor performs.

Retainers

Retainers are recognized on an accrual basis and are included in revenue as they are earned in accordance with the contract and as retainers are received from the customer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Accounting standards that have been issued by Financial Accounting Standard Board are not expected to have material impact on the company's financial position, results of operations or cash flows.

NOTE 2. LIQUIDITY AND CAPITAL RESOURCES

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets.

The company has historically funded its operations through revenue transactions and equity contributions. Management of the company believes that it can operate within its business plan over the next 12 months and, expects to be successful in maintaining sufficient working capital and will manage operations, commensurate with its level of working capital.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, FCM's net capital was $72,535, which was $67,535 in excess of its minimum requirement of $5,000. FCM's aggregate indebtedness to net capital ratio was 0.39 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 6% of the joint expenses from January to December 2019.

During the year ended December 31, 2019 a total of approximately $119,403 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $18,140 at December 31, 2019.

During the year ended December 31, 2019 the Member forgave a total of $67,342 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.
The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 6. COMMITMENTS

The Member has two operating leases expiring between February 2020 and March 2022. Additionally, the Member has an apartment lease, which was executed on February 2, 2017. The apartment is for business use only and the lease is renewed annually. In accordance with the MSA, the Company has agreed to share 6.0% of these leases from January to December 2019. Lease expenses under these agreements for the year ended December 31, 2019 approximated $12,610 and are included in the accompanying Statement of Operations.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

NOTE 7. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, it did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

FULCRUM CAPITAL MARKETS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Total member's equity qualified for net capital	$	105,175
Less nonallowable assets		
Prepaid and other current assets		14,970
Other assets		17,670
Net capital before haircuts		72,535
Haircuts on Security positions		-
Net capital	$	72,535
Aggregate indebtedness	$	28,340
Computed minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	1,890
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		66,535
Ratio of aggregate indebtedness to net capital		0.39 to 1
Note: Net Capital, as reported on the Company's Part II (unaudited) Focus Report filed with FINRA on January 23, 2020	$	82,735
Audit adjustments:		(10,200)
Commission expenses		
Net Capital	**$**	**72,535**

FULCRUM CAPITAL MARKETS LLC
SCHEDULES REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Schedule II

Computation for Determination of the Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2019, in which (1) Fulcrum Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fulcrum Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Fulcrum Capital Markets LLC stated that Fulcrum Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2019 without exception. Fulcrum Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fulcrum Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 24, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM

Timothy Horrigan
thorrigan@fulcruminv.com
T 512 473 2777

Fulcrum Capital Markets
111 Congress Ave., 25th Floor
Austin, Texas 78701-4044

Fulcrum Capital Markets LLC's Exemption Report

Fulcrum Capital Markets LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Fulcrum Capital Markets LLC

I, Timothy Horrigan, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct for the fiscal year ended December 31, 2019.

Timothy Horrigan
Authorized Signator

By:______________________
Timothy Horrigan, Managing Principal

February 24, 2019

FULCRUM CAPITAL MARKETS LLC LIMITED LIABILITY SEAL 2007 DELAWARE COMPANY

Fulcrum Capital Markets LLC

Financial Statements

December 31, 2019

With Report of Independent Registered Public Accounting Firm

Public Copy

Fulcrum Capital Markets LLC
Index to Financial Statements
December 31,2019

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on Fulcrum Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fulcrum Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Fulcrum Capital Markets LLC's auditor since 2016.

Austin, Texas
February 24, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	100,875
Accounts Receivable		12,000
Prepaid expenses		2,970
Other assets		17,670
Total Assets		133,515
LIABILITIES AND MEMBER'S EQUITY		
Due to parent		18,140
Commissions Payable		10,200
Total Liabilities		28,340
Member's Equity		105,175
Total Liabilities and Member's equity	$	133,515

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a limited liability company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Management Review

The company has evaluated subsequent events through February 24, 2020, the date the financial statements were available to be issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2019, the Company did not have any cash equivalents.

Revenue Recognition

Revenue from contracts with clients includes placement commissions and retainers. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Commissions

The company has an agreement with an independent contractor, where the independent contractor provides certain marketing and consulting services to fund managers on a non-exclusive basis. The company will collect fees on the consulting services the independent contractor performs.

Retainers

Retainers are recognized on an accrual basis and are included in revenue as they are earned in accordance with the contract and as retainers are received from the customer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Accounting standards that have been issued by Financial Accounting Standard Board are not expected to have material impact on the company's financial position, results of operations or cash flows.

NOTE 2. LIQUIDITY AND CAPITAL RESOURCES

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets.

The company has historically funded its operations through revenue transactions and equity contributions. Management of the company believes that it can operate within its business plan over the next 12 months and, expects to be successful in maintaining sufficient working capital and will manage operations, commensurate with its level of working capital.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, FCM's net capital was $72,535, which was $67,535 in excess of its minimum requirement of $5,000. FCM's aggregate indebtedness to net capital ratio was 0.39 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 6% of the joint expenses from January to December 2019.

During the year ended December 31, 2019 a total of approximately $119,403 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $18,140 at December 31, 2019.

During the year ended December 31, 2019 the Member forgave a total of $67,342 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.
The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 6. COMMITMENTS

The Member has two operating leases expiring between February 2020 and March 2022. Additionally, the Member has an apartment lease, which was executed on February 2, 2017. The apartment is for business use only and the lease is renewed annually. In accordance with the MSA, the Company has agreed to share 6.0% of these leases from January to December 2019. Lease expenses under these agreements for the year ended December 31, 2019 approximated $12,610 and are included in the accompanying Statement of Operations.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

NOTE 7. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, it did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).